# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheels Up Experience Inc., CIK 0001819516
CUSIP: 96328L205
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2135 American Way, Chamblee, Georgia (GA), 30341
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171200-24-000291
Filed by CIK 0001971339

## Reporting persons
- Kore Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,006,507; sole dispositive power 0; shared dispositive power 17,006,507; aggregate amount beneficially owned 17,006,507 (2.4% of the class)
  Comment: Note for Lines 6, 8, 9, 11 - See Item 4
- Kore Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 17,006,507; sole dispositive power 0; shared dispositive power 17,006,507; aggregate amount beneficially owned 17,006,507 (2.4% of the class)
  Comment: Note for Lines 6, 8, 9, 11 - See Item 4

## Item 1. Issuer
Name of issuer: Wheels Up Experience Inc.
Address of issuer's principal executive offices: 2135 American Way, Chamblee, GA 30341

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Kore Advisors LP, a Delaware limited partnership ("KA"); and
(ii) Kore Fund Ltd., a Cayman Islands Exempted Company ("KF").
Address of principal business office or, if none, residence:
The address of the business office of KA and KF is:
1501 Corporate Drive
Suite 120
Boynton Beach, FL 33426
Citizenship: KA is organized under the laws of the State of Delaware; KF is under the Cayman Islands.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of KA and KF is deemed to be the beneficial owner of 17,006,507 shares of Class A Common Stock as a result of the ownership of 17,006,507 shares of Class A Common Stock by KF, which is a client of KA.
Percent of class:
Each of KA and KF is deemed to beneficially own approximately 2.4% of the shares of Class A Common Stock outstanding.

Percent of class is calculated based on 720,346,459 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 5, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 17,006,507
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 17,006,507

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: KF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B Attached hereto.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Effective September 13, 2024, the Reporting Persons may be deemed to have formed a "group", within the meaning of Section 13(d)(3) of the Act, with each of Whitebox Advisors LLC and Whitebox General Partner LLC (together, "Whitebox"). The group formed thereby may be deemed to beneficially own, in the aggregate, 45,371,593 shares of Class A Common Stock, representing approximately 6.3% of the shares of Class A Common Stock outstanding. It is the understanding of the Reporting Persons that Whitebox will be filing an amendment to its previously filed Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that Whitebox may be deemed to beneficially own.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kore Advisors LP: /s/ Alec Mallinger, Alec Mallinger/Chief Compliance Officer (11/14/2025)
- Kore Fund Ltd.: /s/ Alec Mallinger, Alec Mallinger/Authorized Signatory (11/14/2025)